Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summary of the capital stock of Turn Therapeutics Inc. (the “Company”), does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, each of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K (the “Annual Report”), of which this Exhibit is a part, and certain provisions of Delaware law, including the Delaware General Corporation Law, as amended (the “DGCL”). Unless the context requires otherwise, all references to the “Company,” “Turn,” “we,” “our,” and “us” in this Exhibit refer to Turn Therapeutics Inc. Capitalized terms used but not defined herein have the meanings set forth in the Annual Report to which this description is an Exhibit.

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 100,000,000 shares of preferred stock, par value $0.0001 per share.

Common Stock

Common stock outstanding. As of December 31, 2025, there were 29,445,183 shares of common stock outstanding which were held of record by 675 stockholders. As of December 31, 2025, there were options outstanding to purchase an aggregate of 1,942,184 shares of common stock, with a weighted average exercise price of $3.26 per share and 40,000 restricted stock units for our common stock. As of December 31, 2025, we also had 3,417,816 shares of common stock reserved for issuance upon the exercise of stock options that may be granted in the future. As of December 31, 2025, there were outstanding warrants to purchase 1,232,331 shares of common stock at an exercise price of $4.97 per share. All outstanding shares of common stock are fully paid and non-assessable.

Stock Split. In accordance with the Delaware General Corporate Law, on September 30, 2025, a 2-for-1 forward stock split of our common stock was effected, whereby one share of our common stock held in treasury or issued and outstanding was automatically and without any further action by the holder thereof or us, subdivided into two shares of common stock.

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Market Information for Common Stock and Dividend Policy - Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, we have no plans to issue any of the preferred stock.

Election and Removal of Directors

Our board of directors consists of six directors. The exact number of directors will be fixed from time to time by resolution of the board. No director may be removed except for cause, and directors may be removed for cause by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by a majority of the remaining directors in office.

Our board of directors is divided into three classes serving staggered three-year terms. Class I, Class II, and Class III directors will serve until our annual meetings of stockholders in 2026, 2027, and 2028, respectively. At each annual meeting of stockholders, directors are elected to succeed the class of directors whose terms have expired. This classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Stockholder Meetings

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that special meetings of our stockholders may be called by the Chief Executive Officer, the chairperson of our board of directors or the board of directors acting or pursuant to a resolution adopted by a majority of our board of directors. Our amended and restated certificate of incorporation and our amended and restated bylaws specifically deny any power of any other person to call a special meeting.

Amendment of Certificate of Incorporation

The provisions of our amended and restated certificate of incorporation may be amended only by the affirmative vote of holders of at least 66-2/3% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Amendment of Bylaws

Our bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

●	the affirmative vote of a majority of directors present at any regular or special meeting of the board of directors called for that purpose, provided that any alteration, amendment or repeal of, or adoption of any bylaw inconsistent with, specified provisions of the bylaws, including those related to special and annual meetings of stockholders, action of stockholders by written consent, classification of the board of directors, nomination of directors, special meetings of directors, removal of directors, committees of the board of directors and indemnification of directors and officers, requires the affirmative vote of not less than 66-2/3% of all directors in office at a meeting called for that purpose; or

●	the affirmative vote of holders of not less than 66-2/3% of the voting power of our outstanding shares of voting stock, voting together as a single class.

Other Limitations on Stockholder Actions

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice.

In order to submit a nomination for our board of directors, a stockholder must submit any information with respect to the nominee that we would be required to include in a proxy statement, as well as some other information. If a stockholder fails to follow the required procedures, the stockholder’s proposal or nominee will be ineligible and will not be voted on by our stockholders.

Limitation of Liability of Directors and Officers

Our amended and restated certificate of incorporation provides that no director or officer will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or an officer, as applicable, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed for the following:

●	a director’s or officer’s breach of the director’s or officer’s duty of loyalty to our company or our stockholders;

●	a director’s or officer’s act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

●	a director’s unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;

●	a director or officer for any transaction from which the director or officer derived an improper personal benefit; and

●	an officer in any action by or in the right of our company.

As a result, neither we nor our stockholders have the right, through stockholders’ derivative suits on our behalf, to recover monetary damages against a director or officer for breach of fiduciary duty as a director or officer, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our amended and restated bylaws provide that, to the fullest extent permitted by law, we will indemnify any director or officer of our company against all damages, claims and liabilities arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director, officer, employee, agent or fiduciary. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision when we receive an undertaking to repay such amounts if it is ultimately determined that the person is not entitled to be indemnified by us. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

Forum Selection

Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any of our directors, officer or other employee to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine; provided that the foregoing provision does not apply to claims under the Securities Act or the Exchange Act or any claim for which the U.S. federal courts have exclusive jurisdiction. The federal district courts of the United States are, to the fullest extent permitted by law, the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and to have consented to these forum selection provisions.

These forum selection provisions may impose additional costs on shareholders if they elect to pursue certain litigation against us, particularly if the shareholders do not reside in or near the State of Delaware, and limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees (although our shareholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder). While Delaware courts have determined that forum selection provisions are facially valid, it is possible that a court of law in another jurisdiction could rule that the forum selection provisions contained in our amended and restated bylaws are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. If a court were to find the forum selection provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

Corporate Opportunities

Our amended and restated certificate of incorporation provides that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any of our officers, directors, agents, shareholders, members, partners and affiliates (each, a “Specified Party”). Notwithstanding the foregoing, our director or officer who is offered a business opportunity in his or her capacity as our director or officer (a “Directed Opportunity”) shall be obligated to communicate such Directed Opportunity to us, provided, however, that all of the protections under Article 10 of our amended and restated certificate of incorporation shall otherwise apply to the Specified Parties with respect to such Directed Opportunity, including, without limitation, the ability of the Specified Parties to pursue or acquire such Directed Opportunity or to direct such Directed Opportunity to another person.

Delaware Business Combination Statute

We have elected to be subject to Section 203 of the DGCL, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

●	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

●	upon completion of the transaction that resulted in the stockholder’s becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

●	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Anti-Takeover Effects of Some Provisions

Some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make the following more difficult:

●	acquisition of control of us by means of a proxy contest or otherwise, or

●	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms. Further, our stockholders agreement will provide that, until the Substantial Ownership Requirement, which is defined in our stockholders agreement as requiring 10% of the aggregate number of issued and outstanding shares of our common stock to be beneficially held by the parties to the stockholders agreement, is no longer met, any transaction or series of transactions resulting in the merger, consolidation or sale of all, or substantially all, of our assets, and any dissolution, liquidation, reorganization or acquisition of any asset having consideration in excess of 20% of our total assets, must be approved by the parties to the stockholders agreement. See “Certain Relationships and Related Party Transactions - Stockholders Agreement with Bradley Burnam” for more information on our stockholders agreement.

Share Purchase Agreement

On August 29, 2025, we entered into the GEM Purchase Agreement, pursuant to which GEM has committed to purchase up to $85.0 million of our common stock at our sole discretion, subject to certain limitations and conditions set forth in the GEM Purchase Agreement. In addition, we entered into the GEM Rights Agreement with GEM, pursuant to which we have filed the registration statement of which this prospectus forms a part in order to register the resale by GEM of 7,000,000 shares of common stock pursuant to the GEM Agreements. See “Committed Equity Financing” for more information regarding the GEM Agreements.

Listing

Our common stock is listed on Nasdaq under the symbol “TTRX.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is Odyssey Transfer and Trust Company.

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